CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this current report on Form 1-U, our report dated July 1, 2020 with respect to the audited balance sheet of XEME Biopharma Inc. as of March 31, 2020 and the related statements of operations, changes in stockholders’ equity and cash flow for three months then ended, and the audited balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders’ equity and cash flow for the year then ended.

We also consent to the references to us under the heading “Experts” in such current report.

/s/ Benjamin & Ko

200 Sandpointe Ave. Suite 560, Santa Ana, CA 92707

August 3, 2020